06051099

SECU[RITIES AND EXCHANGE COMMI]SSION

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 13 2006
WASH. D.C. 210

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

/A

SEC FILE NUMBER
8- 26657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/10/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JRL Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Corporate Plaza Drive, #160
(No. and Street)

Newport Beach, (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Larry R. Law (949) 729-1680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ishii & Associates, LLP
(Name – *if individual, state last, first, middle name*)

4590 MacArthur Blvd, Suite 600, Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Larry R. Law, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JRL Capital Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

REBECCA SHABUNOV
Commission # 1603308
Notary Public - California
Orange County
My Comm. Expires Aug 29, 2009

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISHII & ASSOCIATES, LLP

CERTIFIED PUBLIC ACCOUNTANTS

November 8, 2006

Larry Law
JRL Capital Corporation
23 Corporate Plaza Drive, Ste.160
Newport Beach, CA 92660

Dear Larry,

As required by SEC rule 15c3-3, we have made a statement of exemption from rule 15c3-3 in our audited financial statements of JRL Capital Corporation for the year ended December 31, 2005. The exemption statement is on page 9 of the financials; Note 3.

Sincerely,

Kent Ishii, CPA

4590 MacArthur Boulevard, Suite 600, Newport Beach. CA 92660
phone (949) 863-0400 fax (949) 863-0500

JRL CAPITAL CORPORATION

November 8, 2006

Mr. David Anderson, Supervisor
NASD
300 South Grand Avenue
Suite 1600
Los Angeles, CA 90071

RE: December 31, 2005 Audited Financial Statements

Dear Mr. Anderson:

In response to your letter to me, dated October 31, 2006, pertaining to deficiencies in the audited financial statement submissions for the Firm for the year ending December 31, 2005, I am submitting the enclosed documentation to address the deficiencies you have outlined.

If you have any further questions, or need further documentation or clarification, please do not hesitate to contact me.

Respectfully Submitted,

Larry R. Law
President

LRL/cld

cc: SEC Washington, D.C. office (2 copies)

Cindy Wong
Assistant Regional Director, SEC
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036

Ann Glowacki
Special Investigator, NASD
300 South Grand Avenue, Suite 1600
Los Angeles, CA 90071

Enclosures:
1) Letter from accounting firm regarding sufficiency and location of 15c3-3 information.
2) Disengagement Letter – Smith, Linden & Basso
3) Engagement Letter – Ishii & Associates

Audit Info Response Let - 11-08-06

Smith, Linden & Basso, LLP

Accounting, Tax & Business Consulting Services

Allen L. Basso
Scott H. Harada
Gordon E. Michie
Ken D. Blaisdell

December 28, 2004

Mr. Larry Law
JRL Capital Corporation
26 Corporate Plaza Drive, Suite 250
Newport Beach, CA 92660

Dear Larry:

This letter is to formally notify you of our inability to serve as the independent certified public accountant for the audit of your financial statements at December 31, 2004 and for the year then ended.

As was discussed in our recent telephone conversation, the current shortage of qualified audit personnel is impacting the entire public accounting industry, with the smaller firms such as Smith, Linden & Basso being particularly hard hit. During the past year we have lost an audit manager as well as both Mike Lind and Lynn Calgaro who had worked on your account in the past. In spite of our intensive recruiting efforts we have been unable to fill these positions with qualified audit personnel resulting in what we hope will be a temporary withdrawal from the certified audit market

Please let me know as soon as possible who the replacement firm and contact will be so that we can work together to make the transition of your account as smooth as possible.

I appreciate having had the opportunity to have worked with you over these past several years and wish you the best of personal and professional success

Sincerely,

Gordon E. Michie

5120 Birch Street, Suite 200, Newport Beach, California 92660-2101
(949) 752-0660 • FAX (949) 752-5140
email@slb-cpa.com

ISHII &
I&A
ASSOCIATES, LLP
Certified Public Accountants

COPY

January 24, 2005

Larry Law
JRL Capital Corporation
26 Corporate Plaza Drive, Ste. 250
Newport Beach, CA 92660

Dear Larry:

This letter is written to confirm our understanding of the services we are to provide for JRL Capital Corporation.

We will audit the statement of financial condition of JRL Capital Corporation as of December 31, 2004, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. We will also include the following audited supplemental information that will be subjected to the auditing procedures applied in our audit of the financial statements:

1. Annual audited report Form X-17A-5 as required by the Securities and Exchange Commission.
2. A statement regarding the computation of net capital per the audited report and the corresponding unaudited Focus Part HA.
3. A report describing any material inadequacies in the Company's internal control system or if none existed, a statement so stating.

The objective of our audit is the expression of an opinion about whether your financial statements are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit will be conducted in accordance with U.S. generally accepted auditing standards and will include tests of your accounting records and other procedures we consider necessary to enable us to express such an opinion. If our opinion is other than unqualified, we will discuss the reasons with you in advance. If, for any reason, we are unable to complete the audit or are unable to form or have not formed an opinion, we may decline to express an opinion or to issue a report as a result of this engagement.

Our procedures will include tests of documentary evidence supporting the transactions recorded in the accounts, and direct confirmation of receivables and certain other assets and liabilities by correspondence with selected customers, creditors, and banks. At the conclusion of our audit, we will require certain written representations from you about the financial statements and related matters.

4590 MacArthur Blvd. • Suite 600 • Newport Beach, California 92660 • 949/863-0400 • Fax 949/863-0500

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. Also, we will plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether from errors, fraudulent financial reporting, misappropriation of assets, or violations of laws or governmental regulations that are attributable to the entity or to acts by management or employees acting on behalf of the entity. Because an audit is designed to provide reasonable, but not absolute, assurance and because we will not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us. In addition, an audit is not designed to detect immaterial misstatements or violations of laws or governmental regulations that do not have a direct and material effect on the financial statements. However, we will inform you of any matters errors that come to our attention, and we will inform you of any fraudulent financial reporting or misappropriation of assets that comes to our attention. We will also inform you of any violations of laws or governmental regulations that come to our attention, unless clearly inconsequential. Our responsibility as auditors is limited to the period covered by our audit and does not extend to any losses that might be incurred during any later periods for which we are not engaged as auditors.

Our audit will include obtaining an understanding of internal control sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit is not designed to provide assurance on internal control or to identify reportable conditions, that is, significant deficiencies in the design or operation of internal control. However, during the audit, if we become aware of such reportable conditions, we will communicate them to you.

You are responsible for making all financial records and related information available to us and for the accuracy and completeness of that information. We will advise you about appropriate accounting principles and their application and will assist in the preparation of your financial statements, but the responsibility for the financial statements remains with you. This responsibility includes the establishment and maintenance of adequate records and effective internal controls over financial reporting, the selection and application of accounting principles, and the safeguarding of assets. You are responsible for adjusting the financial statements to correct material misstatements and for confirming to us in the management representation letter that the effects of any uncorrected misstatements aggregated by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements taken as a whole. You are responsible for the design and implementation of programs and controls to prevent and detect fraud, and for informing us about all known or suspected fraud affecting the company involving (a) management, (b) employees who have significant roles in internal control, and (c) others where the fraud could have a material effect on the financial statements. You are also responsible for informing us of your knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

You are also responsible for identifying and ensuring that the entity complies with applicable laws and regulations.

We understand that your employees will locate any document selected by us for testing.

We expect to begin the audit on approximately January 24, 2005 and to issue the reports no later than February 16, 2005.

In accordance with our firm's current record retention policy, we will retain copies of the records you have supplied us along with our workpapers for your engagement for a limited period of time. All of your original records will be returned to you. Physical deterioration or catastrophic events may shorten the time during which our records will be available. The working papers and files of our firm are our property and not a substitute for the original records of your company. We will be happy to provide you with a copy of our record retention policy upon request.

If any dispute arises among the parties hereto, the parties agree first to try in good faith to settle the dispute by mediation administered by the American Arbitration Association under its rules for Professional Accounting and Related Services Disputes before resorting to litigation. Costs of mediation procedures shall be shared equally by all parties.

Our fees for these services will be based on the actual time spent at our standard hourly rates, plus any other out-of-pocket costs. Based on our preliminary estimates, the fee should approximate $6,000 - $9,000 for the audit.

In the event of a dispute over fees for our engagement, we mutually agree to try in good faith to resolve the dispute through mediation by selecting a third party to help us reach an agreement. If we are unable to resolve the fee dispute through mediation, client and accountant agree to submit to resolution by arbitration in accordance with the rules of the American Arbitration Association unless the disputed amount is within the jurisdiction of the Small Claims Court. Such arbitration shall be binding and final. In agreeing to arbitration, we both acknowledge that, in the event of a dispute over fees, each of us is giving up the right to have the dispute decided in a court of law before a judge or jury and instead are accepting the use of arbitration for resolution.

Pursuant to our agreement as reflected in this letter, we will audit the statement of financial condition of the Company for the year ended December 31, 2004, and for each of its subsequent fiscal years until either the Company or we terminate the agreement. If these terms are acceptable to you and the services outlined are in accordance with your understanding, please sign below and return this letter to us. Enclosed is a copy for your files.

We look forward to our continuing association with you and appreciate the opportunity to serve you. Please call if you have any questions about any aspect of our engagement.

Sincerely,

Kent Ishii, CPA, MST
Ishii & Associates, LLP

APPROVED for JRL Capital Corporation:

_______________________ Date 1/26/05
Larry Law

____
Title

END